# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

# FORM C/A

## UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☑ Form C/A: Amendment to Offering Statement
  - ☑ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

***Name of issuer***
Doorage, Inc.

***Legal status of issuer***

> ***Form***
> Corporation

> ***Jurisdiction of Incorporation/Organization***
> Illinois

> ***Date of organization***
> October 12, 2017

***Physical address of issuer***
751 Lively Boulevard, Elk Grove Village, IL, 60007 United States

***Website of issuer***
https://Doorage.com

***Name of intermediary through which the offering will be conducted***
OpenDeal Portal LLC dba "Republic"

***CIK number of intermediary***
0001751525

***SEC file number of intermediary***

007-00167

**CRD number, if applicable, of intermediary**
283874

**Name of qualified third party "Escrow Agent" which the Offering will utilize**
Prime Trust, LLC

**Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering**
The issuer shall pay to the Intermediary at the conclusion of the Offering a fee of six percent (6%) of the amount raised in the offering.

**Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest**
The Intermediary will also receive compensation in the form of Securities equal to two percent (2%) of the total number of Securities sold in the Offering.

**Type of security offered**
Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

**Target number of Securities to be offered**
25,000

**Price (or method for determining price)**
$1.00

**Target offering amount**
$25,000

**Oversubscriptions accepted:**
 Yes
☐ No

**Oversubscriptions will be allocated:**
☐ Pro-rata basis

☐ First-come, first-served basis
 Other: At the Company's discretion

**Maximum offering amount (if different from target offering amount)**
$1,070,000

**Deadline to reach the target offering amount**
April 30, 2021

**If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

*Current number of employees*
15

|  | Most Recent Fiscal Year End (2019) | Prior Fiscal Year End (2018) |
|---|---|---|
| Total Assets | $312,206 | $325,167 |
| Cash and Cash Equivalents | $9,925 | $531 |
| Accounts Receivable | $0 | $0 |
| Short-term Debt | $981,936 | $577,576 |
| Long-term Debt | $62,830 | $86,420 |
| Revenues/Sales | $336,985 | $170,832 |
| Cost of Goods Sold | $33,856 | $13,890 |
| Taxes Paid | $0 | $0 |
| Net Income | -$504,730 | -$686,022 |

***The jurisdictions in which the issuer intends to offer the Securities:***

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT

AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Sean Sandona
(Signature)

Sean Sandona
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Sean Sandona
(Signature)

Sean Sandona
(Name)

Director
(Title)

March 19, 2021
(Date)

*Instructions.*

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

# EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: Video Transcript

# EXHIBIT A
## OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
## (EXHIBIT A TO FORM C/A)

**EXPLANATORY NOTE**

Doorage, Inc. (the "**Company**") is filing this Amendment to its Form C, which was filed with the Securities and Exchange Commission on October 21, 2020, to extend the Offering Deadline from March 19, 2021 to April 30, 2021 and includes changes to the Crowd SAFE, including updating the valuation cap of the offered Crowd SAFE and the conditions under which Investors must act with respect to conversion of the Crowd SAFE. The Form C filed by the Company on October 21, 2020 is hereby amended and superseded in all respects by this Form C/A.

**March 19, 2021**

**Doorage, Inc.**



**Up to $1,070,000 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)**

Doorage, Inc. ("**Doorage**", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $1,070,000 worth of Crowd Safe Units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"). The minimum target offering amount is $25,000 (the "**Target Offering Amount**"). The Company intends to raise at least the Target Offering Amount and up to $1,070,000 (the "**Maximum Offering Amount**") from Investors in the offering of Securities described in this Form C/A (this "**Offering**"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Offering Amount by April 30, 2021 ("**Offering Deadline**"). Unless the Company raises at least the Target Offering Amount under this Offering by the Offering Deadline, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.**

**This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.**

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Bad Actor Disclosure**
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

**Ongoing Reporting**
Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://Doorage.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

**Updates**
Updates on the status of this Offering may be found at: https://www.republic.co/doorage

**About this Form C/A**

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

**The Business**

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Doorage, Inc. is an Illinois corporation incorporated/formed on October 12, 2017

The Company is located at 751 Lively Boulevard, Elk Grove Village, IL, 60007 United States.

The Company's website is https://Doorage.com

The Company conducts business in metro areas of Chicago, IL, Madison, WI, and Milwaukee, WI..

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/doorage and is attached as Exhibit D to the Form C/A of which this Offering Memorandum forms a part.

**The Offering**

| | |
|---|---|
| **Minimum amount of Units of Crowd SAFEs being offered** | 25,000 |
| **Total Units of Crowd SAFEs (outstanding after Offering if Target Offering Amount met** | 25,000* |
| **Maximum amount of Units of Crowd SAFEs being offered** | 1,070,000 |
| **Total Units of Crowd SAFEs outstanding after Offering if Maximum Offering Amount met** | 1,070,000* |
| **Purchase price per Security** | $1.00 per Unit |
| **Minimum Individual Purchase Amount** | $100.00+ |
| **Offering deadline** | April 30, 2021 |
| **Use of proceeds** | See the description of the use of proceeds on page 33 hereof. |
| **Voting Rights** | See the description of the voting rights on page 49. |

*The total number of Crowd SAFEs outstanding is subject to increase in an amount equal to the Intermediary's fee of 2% of the Securities issued in this Offering.

+ The company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase Amounts to participating Investors in such programs without notice.

The Offering is being made through the Intermediary's portal. At the conclusion of the Offering, the issuer will pay a fee of 6.0% of the amount raised in the Offering to the Intermediary. The Intermediary will also be entitled to receive 2.0% of the Securities being issued in this Offering.

|  | Price to Investors | Service Fees and Commissions (1)(2) | Net Proceeds |
|---|---|---|---|
| Minimum Individual Purchase Amount (3) | $100.00 | $6.00 | $94.00 |
| Aggregate Target Offering Amount | $25,000 | $1,500 | $23,500 |
| Aggregate Maximum Offering Amount | $1,070,000 | $64,200 | $1,005,800 |

(1)     This excludes fees to Company's advisors, such as attorneys and accountants.
(2)     The Intermediary will receive 2.0% of the Securities being issued in this Offering in connection with the Offering.
(3)     The company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase amounts to participating Investors in such programs without notice.

## RISK FACTORS

*The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.*

**Risks Related to the Company's Business and Industry**

*We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.*

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

*The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.*

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

*Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.*

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

*The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.*

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies

or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

*Changes in government regulation could adversely impact our business.*
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

*We may implement new lines of business or offer new products and services within existing lines of business.*
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

*Damage to our reputation could negatively impact our business, financial condition and results of operations.*
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

*In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.*
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract

and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

***Changes in employment laws or regulation could harm our performance.***
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

***We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.***
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

***We have not prepared any audited financial statements.***
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

***We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.***
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology.

***The development and commercialization of our products and services are highly competitive.***
We face competition with respect to any products and services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products and services.

***The Company could be negatively impacted if found to have infringed on intellectual property rights.***
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses. Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

***We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.***
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services,

goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

***Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.***
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

***The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.***
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.***
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under

laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

***We may be exposed to liability over privacy concerns.***

Any penetration of our network security or misappropriation of our customers' data could subject us to liability. Claims could also be based on other misuses of misappropriated customer data or personal information, such as for unauthorized marketing purposes. Theft of customer data or profile information or actual physical location and resulting fraud, injury or death may serve as the basis for additional claims. These claims could result in litigation, which could divert management's attention from the operation of our business and result in the imposition of significant damages. We could also incur expenses if new regulations regarding the use of personal information are introduced or if our privacy practices are investigated.

***The Company intends to use the proceeds from the Offering for unspecified working capital.*** This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

***Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.***
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

***Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.***
The ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, has caused substantial disruption in international and U.S. economies and markets. If repercussions of the outbreak are

prolonged, they could have a materially significant adverse impact on our business. The Company's management cannot at this point estimate the impact of the outbreak on its business, and no provision for this outbreak is reflected in the accompanying financial statements.

***Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.***

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

***We face competition from other companies in the storage and moving industry.***

The storage and moving industries are highly competitive. There are a substantial number of companies that compete directly and indirectly with us, which have significantly greater financial resources, greater name recognition, higher revenues, and greater economies of scale than those of the Company. We cannot assure that we will have the financial resources necessary to compete with our larger better financed competitors. It is possible that increased competition could result in interest reductions and reduced operating margins which could materially and adversely affect our business, operating results, and financial condition. We cannot assure that we will be able to compete successfully, keep pace with, or have sufficient funds to become successful. We also cannot assure that new or other existing companies will not enter the market with lower rental costs, which could achieve greater market acceptance than the Company's facilities. In addition, the moving industry is increasingly subject to regulatory and legislative changes, such as stringent environmental, occupational safety and health regulations or limits on vehicle weight and size, security and ergonomics. The cost of complying with these regulatory measures, or any future measures, could have a materially adverse effect on our business or results of operations. Any violations of regulations can subject the company to fines and penalties and significant and repeated violations could result in governmental action to curtail or suspend our operations.

***Our industry is generally cyclical and volatile, and this may lead to volatility in, and reductions of, our vessel contract rates and volatility in our results of operations.***

Our industry is generally both cyclical and volatile, with frequent fluctuations in contract rates. The markets in which we operate are still developing and the nature of the industry's cycle with respect to rates is difficult to determine, including the timing and amount of fluctuations in contract, transportation, moving and storage rates. We expect that our industry will exhibit significant cyclicality and volatility as it continues to mature. We cannot control the forces affecting the supply and demand for these transportation, moving and storage services or predict the state of the respective markets on any future date.

***We are subject to certain operating risks, including transporter breakdowns or accidents, that could result in a loss of revenue, which in turn could have a material adverse effect on our results of operations or financial condition.***

Our exposure to operating risks of transporter breakdown and accidents may materially and adversely affect our financial condition and results of operations.

***Container and other equipment prices may increase, leading to lower margins and revenue.***

Our operations may be affected by an increase on prices for containers and other equipment we may rent to customers. The volatility of such prices and gains or losses from the use and/or disposal of such equipment may be significant. Container and other equipment prices, which can vary substantially, depend upon, among other factors, the cost of containers and such equipment, the global supply and demand balance therefor, the location thereof, the supply and demand balance for the containers and equipment at a particular location, the repair condition thereof, refurbishment needs, materials and labor costs and equipment obsolescence. Most of these factors are outside of our control.

***Our customers lease our storage container products on a periodic basis, and our results of operations could be adversely affected by a downturn in economic activity.***

Should a significant number of our container products be returned by customers during a short period of time, we would have to lease to new customers a large supply of units at similar rates in order to maintain historic revenues from these operations. Our failure to effectively lease to new customers a large influx of units returned by customers from leases could have a material adverse effect on our results of operations.

***Failure by container suppliers to deliver container products to us could adversely affect its operations.***

The failure of one or more container suppliers to deliver or timely deliver containers to us could harm our reputation with customers. If we are unable to fulfill customer orders due to delivery failures by our suppliers, our results of operations could be harmed.

***Other actors could maintain broad market presence and economies of scale not accessible for smaller players such as the Company.***

There are low barriers to entry in this market. Further, existing companies that engage in the moving and on-demand storage business are within the same space and could introduce new or enhance existing products or services. Additionally, some of the Company's competitors may have significant funding and could be able to cross sell products and services to our customers. If a larger, better funded company markets or creates comparable products or services at a lower price point, the Company may have to reduce prices to remain competitive or could be priced out of the market. This could negatively impact the Company's growth.

***Uninsured losses or losses in excess of our insurance coverage could adversely affect our financial condition and our cash flow.***

We expect to maintain comprehensive liability insurance, including with respect to our warehouse. Certain types of losses, however, may be either uninsurable or not economically

insurable, such as losses due to hurricanes, tornadoes, riots, acts of war or terrorism. Should an uninsured loss occur, we could lose anticipated profits and cash flow. In addition, if any such loss is insured, we may be required to pay significant amounts on any claim for recovery of such a loss prior to our insurer being obligated to reimburse us for the loss, or the amount of the loss may exceed our coverage for the loss. As a result, our operating results may be adversely affected.

***If we are unable to successfully expand to additional markets, our revenue growth rate and profits may be reduced or prospects thereof severely diminished.***

Failure to expand, or delays in expansion of, our operations to new markets could hurt our ability to meet our growth objectives, which may affect our financial projections. We cannot guarantee that we will be able to achieve our expansion goals or that operations in new markets will operate profitably. Our ability to expand successfully will depend on a number of factors, many of which are beyond our control.

***If we expand to additional markets, we may not be able to obtain enough customers to make operations in any of these markets viable or profitable.***

Expanding to new markets will require significant investments of effort, resources, time and capital and we may not be able to obtain enough customers in such markets to continue to fund operations in these markets.

***Our ability to capture a meaningful share of our target market and achieve a profitable level of operations is dependent upon our ability to establish and maintain our brand name.***

We believe that continuing to build awareness of our brand name is critical to achieving widespread acceptance of our business. We believe that brand recognition is a key differentiating factor among providers of moving and storage services. In order to maintain and build brand awareness, we must succeed in our marketing efforts. If we fail to successfully promote and maintain our brand, incur significant expenses in promoting our brand and fail to generate a corresponding increase in revenue as a result of our branding efforts, or encounter legal obstacles which prevent our continued use of our brand name, our business and the value of your shares could be materially adversely affected. In addition, our brand may be used by third parties unaffiliated with us which, in turn, may also harm our business and our ability to expand and achieve a profitable level of operations.

***We will rely on information technology in our operations, and any material failure, inadequacy, interruption or security failure of that technology could harm our business.***

We will rely on information technology networks and systems, including the Internet, to process, transmit and store electronic information, and to manage or support a variety of business processes, including financial transactions and records, personally identifiable information, and inventory data. We will purchase some of our information technology from vendors, on whom our systems depend. We will rely on commercially available systems, software, tools and monitoring to provide security for processing, transmission and storage of confidential tenant and other sensitive information. Although we expect to take commercially reasonable efforts to protect the security of our information systems and the data maintained in those systems, it is possible that our safety and security measures will not be able to prevent the systems' improper functioning or damage, or the improper access or disclosure of personally identifiable

information such as in the event of cyber-attacks. Security breaches, including physical or electronic break-ins, computer viruses, attacks by hackers and similar breaches, can create system disruptions, shutdowns or unauthorized disclosure of confidential information. Any failure to maintain proper function, security and availability of our information systems could interrupt our operations, damage our reputation, divert significant management attention and resources to remedy any damages that result, subject us to liability claims or regulatory penalties and have a material adverse effect on our business and results of operation.

***We rely on several third-party providers and their failure or unwillingness to continue to perform could harm us.***

We relyon third parties to provide important services and technologies to us. In addition, we may license technologies from third parties to facilitate our ability to provide services. Any failure on our part to comply with the terms of these licenses could result in the loss of our rights to continue using licensed technology, and we could experience difficulties obtaining licenses for alternative technologies. Furthermore, any failure of these third parties to provide these and other services, or errors, failures, interruptions or delays associated with licensed technologies, could significantly harm our business. Any financial or other difficulties our providers face may have negative effects on our business, the nature and extent of which it cannot predict. Except to the extent of the terms of its contracts with such third-party providers, we exercise little or no control over them, which increases our vulnerability to problems with the services and technologies they provide and license to it. In addition, if any fees charged by third party providers were to substantially increase, we could incur significant additional losses.

### Risks Related to the Offering

***The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.***
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

***The Company has the right to limit individual Investors commitment amount based on the Company's determination of an Investor's sophistication.***
The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

***The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.***
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering deadline stated herein is reached.

While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***If the Company is found to have violated state and federal securities laws in a prior offering of securities, it may face penalties from state and federal regulators and prior investors may have a right to a return of their investment amounts.***

If a court or regulatory body with the required jurisdiction ever accused or concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amount required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

***The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.***
You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

***Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.***
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

***The Company has the right to conduct multiple closings during the Offering.***
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

**Risks Related to the Securities**

***The Units of SAFE will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.***
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE. Because the Units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Units of SAFE may also adversely affect the price that you might be able to obtain for the Units of SAFE in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

***Investors will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.***
Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

***Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.***
Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Investors will never be able to freely vote upon any manager or other matters of the Company.

***Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.***
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

***Investors will be unable to declare the Security in "default" and demand repayment.***
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited

circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

***The Company may never elect to convert the Securities or undergo a liquidity event.***
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. The Company may pay dividends to its existing and future holders of capital stock without triggering the SAFE or incurring additional liabilities or obligations to Purchasers.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

***Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.***
Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

***Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.***
Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear

such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

***There is no present market for the Securities and we have arbitrarily set the price.***
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

***In a dissolution or bankruptcy of the Company, Investors will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.***
In a dissolution or bankruptcy of the Company, Investors of Securities which have not been converted will be entitled to dividends as described in the Crowd SAFE. This means that such Investors will be at the lowest level of priority and will only receive dividends once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Investors will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

***While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.***
In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

***While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.***
Upon the occurrence of certain events, as provided in the Crowd SAFE agreement, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Crowd SAFE agreement, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

***There is no guarantee of a return on an Investor's investment.***
There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

*Legal Matters*

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

*Additional Information*

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

**THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE INVESTOR CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.**

**Description of the Business**
Doorage is a door-to-door storage provider that brings convenient, affordable, clean and safe storage to consumers utilizing today's technology.

**Business Plan**
We generate revenue through sales in our web app. We take a fee for each transaction that takes place through our platform.

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| Boutique Storage | Storage to your door - pay only for storage you use. | Web based arrangement of to your door storage solutions. Current in the metro markets of Chicago, IL, Madison, WI, and Milwaukee, WI. |
| Moving | Local and one way moving services across the United States. | Current in the metro markets of Chicago, IL, Madison, WI, and Milwaukee, WI. |
| Crate Rental | Providing hard crates for storage solutions | Current in the metro markets of Chicago, IL, Madison, WI, and Milwaukee, WI. |

**Competition**
We face competition from other online storage providers like Blue Crates and Clutter.com.

**Customer Base**
Our customers are metro area citizens of all ages who live in the markets we serve.

**Supply Chain**

We obtain our materials from multiple sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

**Intellectual Property**

*Trademarks*

| Application or Registration # | Goods / Services | Mark | File Date | Grant Date | Country |
|---|---|---|---|---|---|
| 5882228 | Storage and delivery of goods; Storage of clothes; Storage of clothing; Storage of goods; | DOORAGE LOGO | 9/8/2018 | 10/15/2019 | USA |

| | | | | | |
|---|---|---|---|---|---|
| | Delivery and storage of goods; Furniture storage; Transport and storage of goods; Transportation and storage of goods; Warehouse storage. | | | | |
| 5619071 | Transport, delivery, packaging, and storage of goods and personal property. | DOORAGE Word | 1/22/2018 | 11/27/2018 | USA |
| 5873887 | Transport, delivery, packaging, and storage of goods and personal property. | Space for what matters | 3/28/2019 | 10/01/2019 | USA |
| 5873888 | Transport, delivery, packaging, and storage of goods and personal property. | Room for what matters | 3/28/2019 | 10/01/2019 | USA |

**Governmental/Regulatory Approval and Compliance**

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

**Litigation**
The Company is not aware of any threatened or actual litigation against it.

**USE OF PROCEEDS**
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

The proceeds remaining after meeting offering expenses will be used as follows:

| Use of Proceeds (See Description Below) | % of Target Proceeds Raised | Amount if Target Raised | % of Maximum Proceeds Raised | Amount if Maximum Raised |
|---|---|---|---|---|
| Intermediary Fee | 6% | $1,500 | 6% | $64,200 |
| Staffing | 20% | $5,000 | 15% | $160,500 |
| Capital Expenditures | 24% | $6,000 | 17% | $181,900 |
| Expansion | 0% | 0 | 40% | $428,000 |
| Sales and Marketing | 50% | $12,500 | 22% | $235,400 |
| **Total** | **100.00%** | **$25,000** | **100.00%** | **$1,070,000** |

The Use of Proceeds table is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

**Intermediary Fee**
This fee will be paid directly to the intermediary for assisting in conducting this Offering.

**Staffing**
These proceeds will be used for the expansion of our corporate team including Director of Marketing, Director of Business development, expanding call center agents.

**Capital Expenditures**
These proceeds will be used for purchasing additional facility racking, the purchase of additional trucks for cross country, purchasing of new trucks to expand our local market fleet.

**Expansion**
These proceeds will be used for opening a new facility in Cincinnati to serve Cincinnati, Columbus, Indianapolis, Louisville, Lexington, and Dayton. This will also be used to add a new facility between Milwaukee and Madison to take increased demand from those markets.

**Sales and Marketing**
These proceeds will be used to launch additional marketing and street team marketing campaigns to universities in order to expand student storage division. This will also be used to launch new marketing efforts in new markets and expand marketing efforts in existing markets.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

**DIRECTORS**

The directors and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| Sean Sandona | CEO, Director | Doorage - CEO. 2017 - Present | Bachelors in Business Administration, Management and Operations |
| Nolan Roddick | Director | Doorage – Director. 2020 – Present. Nationwide Data Systems, Inc. – Founder. 1990 - Present | Bachelors in Economics and Business Administration |
| Larry Schumacher | Director | Doorage – Director. 2020 – Present. Motorola – Principal Staff Engineer. 2017 – Present | Bachelors in Electrical Engineering |
| Kathy Smith | Director | Doorage – Director. 2020 – Present. Barnes & Noble Education, Inc. – General Manager. 1998 – Present | Bachelors in Fashion Merchandising |

**OFFICERS**

The officers and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| Sean Sandona | CEO | Doorage - CEO. 2017-2020 | Bachelors in Business Administration, Management and Operations |

**Sean Sandona**

Sean Sandona is a serial entrepreneur and business development architect. Since launching his first business venture at the age of 15, Sean has sought out ways to re-invent industries and create new spaces with opportunities for high growth. Sean has strong insight and is able to see the failure points of other businesses and capitalize on them. Sean launched a development company in 2001 and in 2009, founded North Village Group, which has grown into a multi-million-dollar, multi venture company. Sean's past ventures have proven his capabilities to continue aggressive growth and even stronger returns. He is able to engineer a grind it out philosophy that pushes aggressive growth while keeping overhead low, allowing business to scale faster. In 2017, Sean developed and founded Doorage with a mission to create a modern alternative to storage and moving. Doorage has already grown to three cities since launch with Sean at the helm and is in acquisition talks to further expansion into six new cities in late fall of 2020.

*Indemnification*

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Illinois law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

*Employees*

The Company currently employs 12 employees.

**CAPITALIZATION AND OWNERSHIP**

**Capitalization**

The Company has issued the following classes of Securities:

| | |
|---|---|
| **Type/Class of security** | Common Stock |
| **Amount Authorized** | 25,000,000 |
| **Amount outstanding/Face Value** | 10,476,523 |
| **Par Value (if applicable)** | .001 |
| **Voting Rights** | 1 vote per share |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may decide to issue more Common Stock which may dilute the Security |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 100% |

| | |
|---|---|
| **Type/Class of security** | Preferred Stock |
| **Amount Authorized** | 10,000,000 |
| **Amount outstanding/Face Value** | 0 |
| **Par Value (if applicable)** | .001 |
| **Voting Rights** | Yes |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may authorize additional shares of Preferred Stock which may dilute the Security. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 0% |

The Company has the following debt outstanding:

| | |
|---|---|
| **Creditor** | North Village Snow Management Corp. |
| **Amount outstanding** | $22,138 |
| **Interest Rate and Amortization Schedule** | 8.75% |
| **Other Material Terms** | Equipment loans with monthly payments of $561 Related Person Transaction |
| **Maturity Date** | February 2024 |

| | |
|---|---|
| **Creditor** | North Village Snow Management Corp. |
| **Amount outstanding** | $17,895 |
| **Interest Rate and Amortization Schedule** | 6.89% |
| **Other Material Terms** | Equipment loans with monthly payments of $490 Related Person Transaction |
| **Maturity Date** | February 2024 |

| | |
|---|---|
| **Creditor** | North Village Snow Management Corp. |
| **Amount outstanding** | $18,894 |
| **Interest Rate and Amortization Schedule** | 6.6% |
| **Other Material Terms** | Equipment loans with monthly payments of $486 Related Person Transaction |
| **Maturity Date** | May 2024 |

| | |
|---|---|
| **Creditor** | North Village Snow Management Corp. |
| **Amount outstanding** | $18,756 |
| **Interest Rate and Amortization Schedule** | 9.8% |
| **Other Material Terms** | Equipment loans with monthly payments of $1,073 Related Person Transaction |
| **Maturity Date** | January 2022 |

| | |
|---|---|
| **Creditor** | North Village Snow Management Corp. |
| **Amount outstanding** | $878,694 |
| **Interest Rate and Amortization Schedule** | 0% |
| **Other Material Terms** | Business Line of Credit<br>Related Person Transaction |
| **Maturity Date** | N/A |

Ownership
Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Number and type/class of security held | Percentage ownership |
|---|---|---|
| Sean Sandona | 10,000,000/Common Stock | 95% |

# FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.**

**Operations**

Doorage, Inc. ("the Company") was incorporated on October 12, 2017 under the laws of the State of Illinois, and is headquartered at 751 Lively Boulevard, Elk Grove Village, IL, 60007 United States. Doorage is a door-to-door storage provider that brings convenient, affordable, clean and safe storage to consumers utilizing today's technology.

## Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

The Company had $42882.81 in cash as of 3/5/2021. The Company has a monthly burn rate of $6,500, leaving it with a runway of 20.

The Company has $956,377 in debt outstanding.

The Company has authorized 25,000,000 shares of Common Stock, 10,476,523 of which are issued and outstanding.
The Company has authorized 10,000,000 shares of Preferred Stock, 0 of which are issued and outstanding.

**Liquidity and Capital Resources**

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

**Capital Expenditures and Other Obligations**

The Company does not intend to make any material capital expenditures in the future.

## Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

**Material Changes and Other Information**

**Trends and Uncertainties**

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see <u>Exhibit C</u> for subsequent events and applicable disclosures:

**Previous Offerings of Securities**
We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Issued | Number of Securities Sold | Use of Proceeds | Offering Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Common Stock | $30,000 | 30,000 | Trucks, Warehouse equipment, fuel, maintenance | January 9, 2018 | Section 4(a)(2) |
| Common Stock | $30,000 | 30,000 | Trucks, Warehouse equipment, fuel, maintenance | January 9, 2018 | Section 4(a)(2) |
| Common Stock | $60,000 | 60,000 | Trucks, Warehouse equipment, fuel, maintenance | January 9, 2018 | Section 4(a)(2) |
| Common Stock | $60,000 | 60,000 | Trucks, Warehouse equipment, fuel, maintenance | January 9, 2018 | Section 4(a)(2) |
| Common Stock | $15,000 | 15,000 | Trucks, Warehouse equipment, fuel, maintenance | January 9, 2018 | Section 4(a)(2) |
| Common Stock | $30,000 | 30,000 | Trucks, Warehouse equipment, fuel, maintenance | January 9, 2018 | Section 4(a)(2) |
| Common Stock | $30,000 | 30,000 | Trucks, Warehouse equipment, fuel, maintenance | January 9, 2018 | Section 4(a)(2) |

| Common Stock | $30,000 | 30,000 | Trucks, Warehouse equipment, fuel, maintenance | January 9, 2018 | Section 4(a)(2) |
|---|---|---|---|---|---|
| Common Stock | $30,000 | 30,000 | Trucks, Warehouse equipment, fuel, maintenance | January 9, 2018 | Section 4(a)(2) |
| Common Stock | $30,000 | 30,000 | Trucks, Warehouse equipment, fuel, maintenance | January 9, 2018 | Section 4(a)(2) |
| Common Stock | $30,000.28 | 32,609 | Trucks, Warehouse equipment, fuel, maintenance | November 18, 2018 | Section 4(a)(2) |
| Common Stock | $10,000 | 10,870 | Trucks, Warehouse equipment, fuel, maintenance | November 18, 2018 | Section 4(a)(2) |
| Common Stock | $30,001.20 | 32,610 | Trucks, Warehouse equipment, fuel, maintenance | November 18, 2018 | Section 4(a)(2) |
| Common Stock | $20,000 | 21,739 | Trucks, Warehouse equipment, fuel, maintenance | November 18, 2018 | Section 4(a)(2) |
| Common Stock | $15,000 | 16,305 | Trucks, Warehouse equipment, fuel, maintenance | November 18, 2018 | Section 4(a)(2) |

| | | | | | |
|---|---|---|---|---|---|
| Common Stock | $15,988.80 | 17,390 | Trucks, Warehouse equipment, fuel, maintenance | November 18, 2018 | Section 4(a)(2) |

**THE OFFERING AND THE SECURITIES**

**The Offering**

The Company is offering up to $1,070,000 of the Securities under this Offering for a total of the Maximum Offering Amount. The Company is attempting to raise a minimum amount of the Target Offering Amount in this Offering with oversubscriptions to be allocated at the Company's discretion. The Company must receive commitments from investors in an amount totaling the Target Offering Amount by the Offering Deadline in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security, indefinitely and nether the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.** Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. **Any investor using a credit card to invest must represent and warrant to not claim fraud or claw back their committed funds to cancel their investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or Closing.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early, *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

**Material Changes**

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be

released to the Company upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment.

**Intermediate Closings**

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company and (ii) that all investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new offering deadline. If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remain before the Offering Deadline as of the date of such Subsequent Closing.

The Company may only conduct another close before the Offering Deadline if: (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close; and (ii) more than twenty-one (21) days remain before the Offering Deadline.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that an Investor may invest in the Offering is $100.00.

**PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR**

**JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.**

*Commission/Fees*

6.0% of the amount raised

*Stock, Warrants and Other Compensation*

2.0% of the Securities being issued in this Offering.

*Transfer Agent and Registrar*

The Company will act as transfer agent and registrar for the Securities.

**The Securities**

We request that you please review this Form C/A and the Crowd SAFE instrument attached as Exhibit E, in conjunction with the following summary information.

**Authorized Capitalization**

Please refer to Capitalization and Ownership above for information on the capitalization of the Company.

**Not Currently Equity Interests**

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

**Dividends**

The Securities do not entitle the Investors to any dividends.

**Conversion**

Upon each future equity financing of greater than $1,000,000 (an **"Equity Financing"**), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

*Conversion Upon the First Equity Financing*

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities

equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by the quotient of $12,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

The price determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

If the Securities are not converted, the more preferable conversion found above will be deemed the first equity financing price "*First Equity Financing Price*".

### Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

### Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("**IPO**") or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $12,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting

security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

### *Conversion Upon a Liquidity Event Following an Equity Financing*

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

## Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

## Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

### Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

### Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

**Restrictions on Transfer**

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

**Other Material Terms**

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

**TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:
The Company's CEO, Sean Sandona, is the 100% equity owner of North Village Snow Management Corp. North Village Snow Management Corp has loaned the Company a total of $1,034,060 through equipment loans and a business line of credit. The details of these loans can be found in the Debt Section of this Form C/A.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

**NASAA UNIFORM LEGEND**

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

## SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

## NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

## Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

### *Disclaimer of Television, Radio, Podcast and Streaming Presentation*

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C/A. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

**EXHIBIT C**
*Financials*

# Doorage Inc.

(an Illinois Corporation)

**Unaudited Financial Statements**

Period of January 1, 2018 through December 31, 2019

Reviewed by:



TaxDrop LLC

A New Jersey CPA Company

# Financial Statements

## Doorage Inc.

Table of Contents



## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

September 17, 2020

To:     Board of Directors of Doorage Inc.
        Attn: Sean Sandona, CEO

Re:     2018 and 2019 Financial Statement Review
        Doorage Inc.

We have reviewed the accompanying financial statements of Doorage Inc. (the "Compan y" ), which comprise the balance sheet as of December  31, 2018 and December  31, 2019 and the  related statements of income, equity , and cash flows for the period of January  1, 2018 through December  31, 2019, and the  related notes to  the financial statements. A review includes primarily applying analytical procedures to  management' s financial  data and making inquiries of company management . A review is substantially limited in scope compared to  an audit  , the object ive of which is the expression of an opinion regarding the financial statements as a whole. Accordingly , we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presenta t ion  of  these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the  review engagement  in accordance  with Statements  on Standards  for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for  reporting whether  we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America  . We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

**DOORAGE, INC.**
**BALANCE SHEET**
**As of December 31, 2019 and 2018**
**(Unaudited)**

| ASSETS | 2019 | 2018 |
|---|---|---|
| Current Assets | | |
| Cash and cash equivalents | $9,925 | $531 |
| Accounts receivable | 0 | 0 |
| Total Current Assets | 9,925 | 531 |
| Fixed Assets | | |
| Equipment | 15,000 | 15,000 |
| Vehicles | 269,861 | 269,861 |
| Internally developed website | 106,140 | 64,330 |
| Accumulated depreciation | (113,720) | (49,555) |
| Fixed assets, net | 277,281 | 299,636 |
| Deposits | 25,000 | 25,000 |
| Total Assets | $312,206 | $325,167 |
| LIABILITIES AND STOCKHOLDERS' EQUITY | | |
| Current Liabilities | | |
| Accounts payable | $104,599 | $113,966 |
| Related party advances | 853,747 | 411,942 |
| Deposit from investor | | 30,000 |
| Loans | 23,590 | 21,668 |
| Total Current Liabilities | 981,936 | 577,576 |
| Long-Term Liabilities | | |
| Loans | 62,830 | 86,420 |
| Total Liabilities | 1,044,766 | 663,996 |
| STOCKHOLDERS' EQUITY | | |
| Common stock; $0.001 par value, 25,000,000 shares authorized 7,476,523 and 7,430,218 shares issued and outstanding as of December 31, 2019 and 2018, respectively | 7,493 | 7,447 |
| Additional paid-in capital | 458,507 | 413,554 |
| Subscriptions receivable | 0 | (65,999) |
| Accumulated deficit | (1,198,560) | (693,830) |
| Total Stockholders' Equity | (732,560) | (338,829) |
| Total Liabilities and Stockholders' Equity | $312,206 | $325,167 |

**The accompanying notes are an integral part of these financial statements.**

**DOORAGE, INC.**
**STATEMENT OF OPERATIONS**
**For Years Ending December 31, 2019 and 2018**
**(Unaudited)**

|  | **2019** | **2018** |
|---|---:|---:|
| Revenues | $ 336,985 | $ 170,832 |
| Cost of goods sold | 33,856 | 13,890 |
| Gross profit (loss) | 303,129 | 156,942 |
|  |  |  |
| Operating expenses |  |  |
| General and administrative | 553,697 | 522,859 |
| Sales and marketing | 178,230 | 250,437 |
| Depreciation | 64,165 | 48,450 |
| Total operating expenses | 796,092 | 821,746 |
|  |  |  |
| Net Operating Income (Loss) | (492,963) | (664,804) |
|  |  |  |
| Interest expense | 11,767 | 21,218 |
|  |  |  |
| Net Income (Loss) | $ (504,730) | $ (686,022) |

**The accompanying notes are an integral part of these financial statements.**

**DOORAGE, INC.**
**STATEMENT OF STOCKHOLDERS' EQUITY**
**For Years Ending December 31, 2019 and 2018**
**(Unaudited)**

| | Common Stock | | Preferred Stock | | Additional Paid-In Capital | Subscriptions Receivable | Accumulated Deficit | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|
| | Shares | Par Value | Shares | Par Value | | | | |
| Balance as of January 1, 2018 | 60,000 | $60 | $0 | $0 | $59,940 | ($30,000) | ($7,808) | $22,192 |
| Issuance of common stock | 7,386,523 | 7,387 | 0 | 0 | 353,614 | (65,999) | 0 | 295,001 |
| Payments received for subscriptions | | 0 | 0 | 0 | 0 | 30,000 | 0 | 30,000 |
| Net Income (Loss) | | 0 | 0 | 0 | 0 | 0 | (686,022) | (686,022) |
| Balance as of December 31, 2018 | 7,446,523 | 7,447 | 0 | 0 | 413,554 | (65,999) | (693,830) | (338,829) |
| Issuance of common stock | 46,305 | 46 | 0 | 0 | 44,954 | 0 | 0 | 45,000 |
| Payments received for subscriptions | | 0 | 0 | 0 | 0 | 65,999 | 0 | 65,999 |
| Net Income (Loss) | | 0 | 0 | 0 | 0 | 0 | (504,730) | (504,730) |
| Balance as of December 31, 2019 | 7,492,828 | $7,493 | $0 | $0 | $458,507 | $0 | ($1,198,560) | ($732,560 |

**The accompanying notes are an integral part of these financial statements.**

## DOORAGE, INC.
## STATEMENT OF CASH FLOWS
### For Years Ending December 31, 2019 and 2018
### (Unaudited)

|  | 2019 | 2018 |
|---|---|---|
| **Cash Flows from Operating Activities** |  |  |
| Net Income (Loss) | ($504,730) | ($686,022) |
| Adjustments to reconcile net income (loss) |  |  |
| to net cash provided by operations: |  |  |
| Depreciation | 64,165 | 48,450 |
| Changes to operating assets and liabilities: |  |  |
| (Increase) Decrease in accounts receivable | 0 | 0 |
| (Increase) Decrease in deposits | 0 | (25,000) |
| Increase (Decrease) in accounts payable | (9,367) | 68,514 |
|  |  |  |
| Net cash used in operating activities | (449,932) | (594,058) |
|  |  |  |
| **Cash Flows from Investing Activities** |  |  |
| Purchase of vehicles | 0 | (269,861) |
| Payments for internally developed website | (41,810) | (16,100) |
|  |  |  |
| Net cash used in investing activities | (41,810) | (285,961) |
|  |  |  |
| **Cash Flows from Financing Activities** |  |  |
| Deposit from investor | (30,000) | 30,000 |
| Issuance of loans | 0 | 108,088 |
| Repayment of loans | (21,668) | 0 |
| Advances from related parties | 441,805 | 409,324 |
| Issuance of common stock | 110,999 | 325,001 |
|  |  |  |
| Net cash provided by financing activities | 501,136 | 872,413 |
|  |  |  |
| Net change in cash and cash equivalents | 9,394 | (7,606) |
|  |  |  |
| Cash and cash equivalents at beginning of period | 531 | 8,137 |
| Cash and cash equivalents at end of period | $9,925 | $531 |

**The accompanying notes are an integral part of these financial statements.**

**DOORAGE, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**AS OF DECEMBER 31, 2019 AND 2018**

NOTE 1 - NATURE OF OPERATIONS

Doorage, Inc. (which may be referred to as the "Company", " we," "us," or "our") was incorporated in Illinois on October 12, 2017. The Company provides moving and storage solutions. The Company' s headquarters are in Elk Grove Village, Illinois. The company began operations in 2017.

Since Inception, the Company has relied on related party advances and the issuance of common stock to fund its operations. As of December 31, 2019, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 11). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 12) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $9,925 and $531 of cash on hand, respectively.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which are five years for vehicles, internally developed website, furniture, and equipment, and ten years for storage assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impainnent loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2019.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 - Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liabili ty, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 - Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment , intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2019 as it incurred a taxable loss and for each year since inception. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2019. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2019, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when perfonnance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or detenninable and collectability was reasonably assured. The Company generates revenues by providing moving services, storage crates, protection plans, and storage services. The Company's payments are generally collected upfront. For years ending December 31, 2019 and 2018 the Company recognized $336,985 and $170,832 in revenue respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2019 and 2018 the company had $0 in accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience , and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. As of December 31, 2019 and 2018, the Company did not have an allowance for doubtful accounts, as the Company did not have any accounts receivable.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand  the amount, timing , and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation - Stock Compensation, to expand  the scope of Topic 718, Compensation -  Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees.  The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use

software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 - FIXED ASSETS

Fixed Assets consist of equipment, vehicles, and internally developed website costs. As of December 31, 2019 and 2018 the Company had $277,281 and $299,636 in net fixed assets. Fixed assets at December 31, 2019 and 2018 consists of the following:

|  | 2019 | 2018 |
|---|---|---|
| Fixed Assets |  |  |
| Equipment | 15,000 | 15,000 |
| Vehicles | 269,861 | 269,861 |
| Internally developed website | 106,140 | 64,330 |
|  | 391,001 | 349,191 |
| Less accumulated depreciation | (113,720) | (49,555) |
| Total Fixed Assets | 277,281 | 299,636 |

Depreciation expenses totaled $64,165 and $48,450 for the years ended December 31, 2019 and 2018, respectively.

NOTE 4 - LOANS

Long-tenn debt at December 31, 2019 and 2018 consists of the following:

|  | 2019 | 2018 |
|---|---|---|
| 6.6% loan payable, due in monthly installments of $486, including interest, to January 2024, secured by an automobile | $20,783 | $25,076 |
| 6.89% loan payable, due in monthly installments of $491, including interest, to January 2024, secured by an automobile | 20,854 | 25,129 |
| 8.75% loan payable, due in monthly installments of $559, including interest, to January 2024, secured by an automobile | 22,963 | 27,447 |
| 9.8% loan payable, due in monthly installments of $467, including interest, to February 2022, secured by an automobile | 21,820 | 30,436 |
|  | 86,420 | 108,088 |
| Less current maturities | 23,589 | 21,668 |
| Long-term debt, less current maturities | $62,831 | $86,420 |

Future maturities of long-term debt are as follows:

| Years Ending December 31, | Amount |
|---|---|
| 2020 | $ 23,589 |
| 2021 | 25,652 |
| 2022 | 18,193 |
| 2023 | 17,609 |
| 2024 | 1,377 |
| | $ 86,420 |

Line of Credit - Related Party Advance

In 2017 the Company entered into a loan agreement for up to $1,000,000 with a related party (see Note 6). The line of credit accrues interest at the prime rate as published by the Wall Street Journal. The Company is required to pay the accrued interest every month beginning September 30, 2018. The loan does not have a specified maturity date.

NOTE 5 - INCOME TAX PROVISION

The Company has filed its income tax return for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA'), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward as of December 31, 2019 totaled $1,198,560. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

NOTE 6 - RELATED PARTY TRANSACTIONS

As of December 31, 2019 and 2018, the Company owed $853,747 and $411,942, respectively, to a founder. The amount is owed under a line of credit (see Note 4).

NOTE 7 - STOCKHOLDERS' EQUITY

The Company has the following classes of equity outstanding:

Common Stock:

As of December 31, 2019 the Company had 10,000,000 shares of common stock authorized, par value $0.001. As of December 31, 2019 and 2018, the Company had 7,492,828 and 7,446,523 shares of common stock issued and outstanding, respectively. The shares of common stock were sold for a purchase price of $45,000 and $361,000 for years ended December 31, 2019 and 2018, respectively.

NOTE 8 - STOCK BASED COMPENSATION

The Company has a 2017 stock compensation plan ("2017 Plan") which permits the grant or option of shares to its employees for up to 1,000,000 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate eligible persons whose present and potential contributions are important to the success of the Company, its Parent and Subsidiaries. As of December 31, 2019 and 2018, the Company has not issued any options or restricted stock under the 2017 Plan.

NOTE 9 - LEASE

On April 18, 2018, the Company entered into a lease agreement with a term of three years and two months, beginning on May 1, 2018, and ending on June 30, 2021. The lease is for warehousing, distribution, or general office use space that is located in Wheaton, Illinois.

Future lease payments are as follows:

| Years Ending December 31, | Operating Leases |
|---|---|
| 2020 | $ 107,926 |
| 2021 | 55,037 |
| | |
| Total minimum lease payments | $ 162,963 |

Total lease expense for the years ended December 31, 2019 and 2018 totaled $104,783 and $68,486, respectively.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 11 - GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017 and incurred a loss since inception. The Company' s ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE12-SUBSEQUENTEVENTS

Increase in Authorized Shares

In May 2020, the Company increased the number of common shares authorized from 10,000,000 to 25,000,000. At the same time the Company also authorized 10,000,000 shares of preferred stock, par value $0.001.

Issuance of Common Stock

In May 2020, the Company issued 3,000,000 shares of common stock for a purchase price of $3,000.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co") . The Intennediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency ofInternational Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this

situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management's Evaluation

Management has evaluated subsequent events through August 17, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

**EXHIBIT D**

*Offering Page found on Intermediary's Portal.*



# Republic

∨

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| **Company Name** | Doorage |

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| **Logo** | |



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| **Headline** | The modern alternative to storage and moving |

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| **Hero Image** | |



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| **Tags** | B2C, Subscription, Apps, Storage |

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| **Pitch text** | |

## Summary

- A valet storage provider with a nationwide service area
- 3 established markets with 1200+ customers served
- 550K+ in sales 2018-2019, with projected revenue of $1.1M in 2020
- 98% growth in 2019 and 101% growth YTD 2020
- Billing based on storage volume and set pickup and delivery fees
- Triple entry point into $39B+ self storage market and $86B+ moving industry

## Self storage and moving services are inconvenient and outdated

The traditional self storage model is outdated and incredibly inconvenient for the consumer. Most people need to make multiple trips to purchase supplies, send items to storage, even to pack their goods. The entire system is labor intensive and unnecessarily costly for the person storing. In addition to the expense, break-ins and infestations are becoming the norm in self-storage. Eventually, most people even forget what is in their storage units.

The traditional way to move is an even bigger hassle. Calling multiple movers for quotes, possibly having contents transported long distance with other people's contents, all while waiting for a delivery window of days instead of a set and scheduled delivery date and time.

Consumers are looking for an easy on demand way to store and move, locally and cross country. There has been no significant change to the traditional storage and moving model ever. Storage and moving should be easy and fun for the consumer.

**Solution**

## Bringing storage and moving into the 21st century

Doorage is a door-to-door storage provider that brings convenient, affordable, clean, and safe storage direct to consumers. We use a pay by volume model that comes with a full service experience to allow competitively price, high-quality service to our customers. Doorage offers a modern solution to moving. **Instant online estimates and bookings make finding movers and booking a three minute process.**



**Product**

## We pickup. We store. We deliver.

Doorage is a web and app platform that brings valet storage, tech enabled moving, and rentable moving crates direct to our consumers. We replace cardboard boxes with modern reusable bins, and our platform uses integrated technology to quote, manage

their home or business.

HOW IT WORKS

## We pickup. We store. We deliver.





| **Pick-Up** | **Storage** | **Deliver** |
|---|---|---|
| We come to pick up your items you need stored. | We store your items in our secure warehouse. | We deliver any items you need back anytime. |

# Technology
### Easy to navigate user interface





### User dashboard puts the consumer in control





## More than just storage

entire move stress free and fun. We developed an online system that allows consumers to build their own local or cross country estimate in minutes and see instant pricing. From there, they can book with the click of a button. After booking, the entire Doorage team is dedicated to making the move a seamless and smooth process. From virtual move inventory, to truck in transit tracking, Doorage is the modern alternative to moving.

Doorage handles all storage and move orders with our own, highly trained and dedicated teams. We never broker trucks and share loads. Moving with Doorge is a dedicated service catered to each clients needs and timing.

What's more, we stay true to our mission by donating one percent of revenue towards helping advance breast cancer research and one percent of revenue to strengthening after school programs for America's youth.

**Traction**

# 1200+ customers to date

Since launch, we've helped over 1200 **customers** move and store in the Chicago market and have stored **tens of thousands of items**. In 2019, Doorage added 2 new markets and have started scaling with strong growth and customer acquisition. We've more than **doubled our revenue** the past two years, and are on track to double our revenue in 2020. With the expansion of our nationwide service area and nationwide delivery, we project to increase 2021 sales by over 200%. Since launching the Doorage platform, there have been over 4,500 accounts created and over 92K unique visitors.

## Over $1,100,000 in revenue since launch spring 2018

## August 2020 closed with 351% increase in revenue year over year. September 2020 closed with 215% increase in revenue year over year.

## Subscription based storage with recurring revenue model.

## 22x growth in MRR in 9 quarters

## $380,000 ARR

## $32,000/month MRR

### Numbers based on Chicago 2020 sales through Q2

Doorage is currently in the middle of an acquisition in Cincinnati, OH that will allow for 6 new expansion cities in late 2020/ early 2021 and just started market testing for launch in Houston, TX for an early 2021 launch.

**As featured in:**

**Customers**

# Renters, homeowners, students and anyone looking to store or move.

Doorage is here to help anyone looking to store, move, or even coordinate deliveries. We work with all types of customers--from renters to business owners, students and more. Our customers have consistently left **5 star reviews** across a variety of platforms.

**More from our customers:**

## Hassle-free, convenient and affordable…

Hassle-free, convenient and affordable. I cannot recommend Doorage enough. Not only do they offer a great service that someone should have though of sooner, but they are also very accommodating with it. And most importantly, my stuff was picked up when I wanted it to be, stored safely and returned when I needed it.

Evan Kearney

5-Star Google Review

## They were fast, considerate, careful…

I moved my mom in with me and my family. She didn't want to get rid of anything, but we don't have room for her stuff, so we looked into storage spaces and found Doorage.

First, they came out with bins and clothing boxes. We spent the next couple of days filling the bins [and] boxes.

Doorage returned on a Sunday, the only day I was available. They took the boxes and bins and shrink wrapped the furniture… and hauled it away

They were fast, considerate, careful, polite, respectful, and friendly. They joked around with my Mom yet were still very professional.

On top of all that, they were a little cheaper for the space we needed… I would recommend Doorage to absolutely anyone looking for storage.

Mike G.

5-Star Yelp Review

**Business Model**

# Storage & moving with recurring revenue subscription

standard pricing offers a variety of prices/storage size and specialty packing options. For pickup and delivery we charge simple fees with no surprises for our customers. With this approach, we project 100% growth year over year in established markets.

## We have simple fees—no surprises.



### No Fee

Empty containers we bring to you or empty containers you're sending back with us will never cost a dime. Empties are always free.

**$0**



### Flat Fees

Full containers for pickup or delivery that have our crew at your door for less than 15 minutes are always a flat fee of $25.

**$25**



### Hourly Fees

Full containers for pickup or delivery that have our crew at your door for more than 15 minutes are $45 per man, per hour.

**$45**

In addition to our subscription based storage model, our long distance delivery and moving model brings in large ticket orders with 51% gross margin.

**Market**

# Self storage is a quickly growing industry

The self storage market revenue was **$328+** when we launched in 2018 and is steadily growing at 7%+ annually. Our go to market strategy is to capture strategic markets with a network of warehouses to facilitate storage and delivery nationwide. We have three strong leads into the industry, using trucks, digital platforms and university partnerships to solidify our market holding.

# The Industry:
## Continued strong growth while lacking service and technology



### Self Storage Revenue
(in billions)

In addition to the storage industry, we have emerged as a consumer go to while disrupting the 86 B+ moving industry by creating user friendly instant quoting, instant online bookings, and load capture/tracking for clients while in transit. The addition of new markets will continue to increase long haul margins.

**Competition**

## Giving customers more with no long-term plans or hidden fees.

Unlike our competitors, who force consumers to select long-term storage plans involving pre-designated size units and moving costs, we charge only for the exact volume of storage used. We also provide specialty packing on unique items that otherwise do not fit into our standard containers. This approach is helping us disrupt nationwide storage with smart, clean & safe, affordable storage with delivery on demand.

Our nationwide delivery area makes Doorage a premier valet storage provider that can pickup in local markets, and then coordinate for delivery anywhere in the USA. This marks a significant advantage over all other self storage and valet storage providers.

Moving used to be a tiring and stressful life event. Just the quote process alone is enough to make most consumers run and hide form all of the sales calls. Our proprietary instant quote system allows consumers to have peace when pricing their upcoming move. They see instant pricing online and can book instantly while knowing our support team is just a click or call away. Electronic inventories for moves and in transit tracking are just a few of the advantages of the modern alternative to moving with Doorage.

**Vision**

## A new space, a national leader

At Doorage, we're more than just storage and moving. From our current offerings for on demand storage, DIY moving bin rentals, and cross country relocation; to future options like the ability to sell or dispose of items in storage and on demand delivery, we are creating a new space in Consumer Logistics. We are leading the charge to change how clients store and move. We help clients make time in their busy lives for the things that matter most by taking the work and stress out of storage and moving. Future innovations and offerings currently in development move Doorage to the forefront of the Consumer Logistics space as we grow to become the national



As part of this goal we intend to launch in 20+ new markets by 2023. In addition, as we grow we will continue to donate 1% of all gross sales to breast cancer research and 1% to after school programs.

## Investors

# $620K raised to date

Doorage has received over $620K in total capital. Investments were raised through a handful of Angel investors. Doorage was recently accepted into the New Chip Accelerator for Fall 2020.

## Founders

# A serial entrepreneur



Mr. Sandona is a serial entrepreneur and business development architect. Since launching his first business venture at the age of 15, Sean has sought out ways to re-invent industries and create new spaces with opportunities for high growth. Sean has strong insight and is able to see the failure points of other businesses and capitalize on them. Sean launched a development company in 2001 and in 2009, founded North Village Group, which has grown into a multi-million-dollar, multi venture company. Sean's past ventures have

Doorage with a mission to create a modern alternative to storage and moving. Doorage has already grown to three cities since launch with Sean at the helm and is in acquisition talks to further expansion into six new cities in late fall of 2020.

| Team | | | |
|---|---|---|---|
| | Sean Sandona | Founder & Chief Executive Officer | Former CEO North Village Group |
| | Kathy Smith | Board Member & Strategic Advisor | Barnes & Noble College The Ohio State University Bookstore |
| | Nolan Roddick | Board Member & Strategic Advisor | Founder Nationwide Data Systems |
| | Larry Schumacher | Strategic Advisor | Principal Staff Engineer- Motorola |
| | Jerry Richman | Strategic Advisor | Partner- Richmond Breslin LLP |
| | Matthew Smith | Strategic Advisor | Associate Professor of Social Work University of Michigan; Director of the LEVEL UP Employment Simulation Lab |
| | Wilbur You | Strategic Advisor | Founder & CEO Youtech |
| | Ben Brownback | Strategic Advisor | CEO/Executive Producer B2 Group |
| | Christina Dreiling | Strategic Advisor | Managing Director of HEMP |
| | Duke Czlonka | Strategic Advisor | Founder Engine Start Coffee |

**Perks**

**$100**    Donation to breast cancer research in investors name

| | |
|---|---|
| **$250** | $25 Doorage service credit Donation to breast cancer research in investors name A personal tweet, post or mention on social media. |
| **$500** | $50 Doorage service credit Donation to breast cancer research in investors name A personal tweet, post or mention on social media A special thank-you note from the founder |
| **$1,000** | $1000 Crowd Safe $100 Doorage service credit Donation to breast cancer research in investors name. A personal tweet, post or mention on social media. A special thank-you note from the founder An exclusive investors-only Doorage T Shirt |
| **$2,500** | $250 Doorage service credit Donation to breast cancer research in investors name. A personal tweet, post or mention on social media. A special thank-you note from the founder An exclusive investors-only Doorage T Shirt An Exclusive investor-only Yeti tumbler |
| **$5,000** | $500 Doorage service credit Donation to breast cancer research in investors name. A personal tweet, post or mention on social media. A special thank-you note from the founder An exclusive investors-only Doorage T Shirt An Exclusive investor-only Yeti tumbler Invitation to participate in an investor only zoom call |
| **$10,000** | $10,000 Crowd Safe $1000 Doorage service credit Donation to breast cancer research in investors name. A personal tweet, post or mention on social media. A special thank-you note from the founder An exclusive investors-only Doorage T Shirt An Exclusive investor-only Yetti tumbler Invitation to participate in an investor only zoom call 1:1 video meeting with founder |
| **$25,000** | $2500 Doorage service credit Donation to breast cancer research in investors name. A personal tweet, post or mention on social media. A special thank-you note from the founder An exclusive investors-only Doorage T Shirt An Exclusive investor-only Yeti tumbler Invitation to participate in an investor only zoom call 1:1 video meeting with founder Invitation to investor dinner/meeting in Las Vegas (summer 2021) with founder |
| **$50,000** | $50,000 Crowd Safe $2500 Doorage service credit Donation to breast cancer research in investors name. A personal tweet, post or mention on social media. A special thank-you note from the founder An exclusive investors-only Doorage T Shirt An Exclusive investor-only Yeti tumbler Invitation to participate in an investor only zoom call 1:1 half day meeting followed by dinner with founder in Las Vegas including airfare (form lower 48 states) and 2 night accommodations (summer 2021) |
| **$100,000** | $2500 Doorage service credit Donation to breast cancer research in investors name. A personal tweet, post or mention on social media. A special thank-you note from the founder An exclusive investors-only Doorage T Shirt An Exclusive investor-only Yeti tumbler 1:1 half day meeting followed by dinner with founder in Las Vegas including airfare (form lower 48 states) and 2 night accommodations (summer 2021) Board seat for 2021 on Doorage board |

**FAQ**

**EXHIBIT E**
*Form of Security*


**Doorage, Inc.**

**Crowd SAFE**
**(Crowdfunding Simple Agreement for Future Equity)**

**Series 2020**


THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2020 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Doorage, Inc., a Illinois corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $12,000,000.

See Section 2 for certain additional defined terms.

## 1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF

Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(ii)     If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(iii)     If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE, as contemplated in this Section 1(a), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this Crowd Safe to Capital Stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

(b)     **Liquidity Event**.

(i)     If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive) either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price. In connection with this Section 1(b)(i), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

(ii)     If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)     If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase

Amounts

Not withstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued Capital Stock, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

## 2. Definitions

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares

and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii)    CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price

per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

### 3. Company Representations

(a)	The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)	The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)	The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)	No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)	The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)	The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)    The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)    The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

## 4. *Investor Representations*

(a)    The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)    The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)    The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)    The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)    The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument

and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)     The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)     The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)     The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)     If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)     If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)     The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)     The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

**5.  *Transfer Restrictions*.**

(a)     The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)     The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)     In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)      Without in any way limiting the representations and warranties set forth in <u>Section 4</u> above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in <u>Section 4</u> and the undertaking set out in <u>Section 5(a)</u> and:

(i)      There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)      The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)      The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)      The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

## 6. *Miscellaneous*

(a)      The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)      Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)      Any notice required or permitted by this instrument will be deemed sufficient when

delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)     The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)     Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)     In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)     All securities issued under this instrument may be issued in whole or fractional parts.

(h)     All rights and obligations hereunder will be governed by the laws of the State of Illinois, without regard to the conflicts of law provisions of such jurisdiction.

(i)     Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Chicago, Illinois. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)     The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE

consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)     The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

**Doorage, Inc.**

By:
Name:  Sean Sandona
Title: CEO
Address: 751 Lively Boulevard, Elk Grove Village, IL, 60007 United States
Email:  sean@doorage.com


**INVESTOR:**
By:
Name:

**Exhibit A – CF Shadow Share Proxy**

## Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "*Crowd SAFE*") dated_____between Doorage, Inc., a Illinois corporation (the "*Company*") and $investor_name$ ("*Stockholder").* In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "*Intermediary*") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1. **Grant of Irrevocable Proxy**.

    a. With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "*Shares*"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary∂hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

    b. The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

    c. This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2. **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

    a. The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b. The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4. **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5. **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6. **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7. **Assignment**.

a. In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
b. The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8. **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

| **INVESTOR:** | **INTERMEDIARY:** |
|---|---|
| By: | By: |
| Name: | Name: Authorized Signatory, OpenDeal Portal LLC d/b/a Republic |
| Date | Date |

My name is Sean Sandona. I'm the founder and CEO of Doorage.com

Doorage is a valet storage provider. We take the self out of self-storage. We allow consumers to store their items safely in our climate controlled high security warehouses, while our teams take care of all the pickup delivery, inventory and asset location tracking. In addition to self-storage and valet storage, we also perform local and nationwide moving for relocation.

So I was a consumer of self-storage myself and had multiple units experience break-ins and infestations. And I figured there had to be a better way to store. So, I figured out a process that allows consumers to store their items while our team takes care of all the heavy lifting, hard work, and the inventory. That idea then grew into nationwide delivery for anyone who stores with Doorage. That then grew into nationwide relocation and local market moving services.

We've never lost a single item in storage, tens of thousands of items in and out of our warehouses and our process and our controls in place have made sure that we don't lose any of our consumers either. Currently, Doorage operates home markets in Chicago, Milwaukee and Madison. On top of that, we pick up and deliver nationwide with our nationwide relocation.

Soon, we plan to launch six new markets based in the Ohio River Valley between Cincinnati, Indianapolis, Louisville, Lexington, Columbus, and Dayton, Ohio. I think the greatest thing about Doorage is the team. People are invested personally in the experience for our customers. They take pride in everything they do in the warehouse and in the field and make sure that the customer has a pleasurable experience from beginning to end. Customers love it.

They find it so easy. Instead of having to worry about renting a truck, or figuring out packing materials. They make one call and make one click, and we bring the materials to them. They use our bins free of charge and they don't have to worry about a thing. 2019 saw 98% growth over 2018, which was our launch year.

In 2020, we're expecting to complete out 99% growth year over year, and just had 300% growth year over year in the middle of the pandemic for August. Doorage makes self storage and moving fun again. We take all the hard work out of it. We take all the stress out of it. Simple, online booking, instant estimates. Our teams come with a fun environment and you don't have to worry about a thing.